Exhibit 99.1

China Biologic Reports Financial Results

for the First Quarter of 2020

BEIJING, China – May 20, 2020 – China Biologic Products Holdings, Inc. (NASDAQ: CBPO, “China Biologic” or the “Company”), a leading fully integrated plasma-based biopharmaceutical company in China, today announced its unaudited financial results for the first quarter of 2020.

First Quarter 2020 Financial Highlights

•	Total sales in the first quarter of 2020 increased by 29.4% in RMB terms and 25.3% in USD terms to $162.6 million from $129.8 million in the same quarter of 2019.
•	Gross profit increased by 18.0% to $101.0 million from $85.6 million in the same quarter of 2019. Gross margin decreased to 62.1% from 65.9% in the same quarter of 2019.
•	Income from operations increased by 54.5% to $68.0 million from $44.0 million in the same quarter of 2019. Operating margin increased to 41.8% from 33.9% in the same quarter of 2019.
•	Non-GAAP adjusted income from operations increased by 52.1% in RMB terms and 47.3% in USD terms to $76.9 million from $52.2 million in the same quarter of 2019.
•	Net income attributable to the Company increased by 41.6% to $53.4 million from $37.7 million in the same quarter of 2019. Diluted earnings per share increased to $1.36 compared to $0.94 in the same quarter of 2019.
•	Non-GAAP adjusted net income attributable to the Company increased by 42.3% in RMB terms and 38.0% in USD terms to $61.4 million from $44.5 million in the same quarter of 2019. Non-GAAP adjusted earnings per diluted share increased to $1.56 from $1.11 in the same quarter of 2019.

NOTE: Detailed financial statements and information are available through this link: https://photos.prnasia.com/prnk/20200520/2809099-1

“This quarter’s exceptionally strong performance was mainly driven by a substantial growth in IVIG sales volume due to a rise in demand in connection with the COVID-19 outbreak,” said Joseph Chow, Chairman and CEO of China Biologic. “More than 40% of the IVIG sales growth came from Hubei province, the epicenter of the outbreak and an area in which we prioritized our sales efforts in late 2019 and subsequently brought on key local distributors that had previously worked with our competitors. In addition to IVIG, the sales of most of our other products have been negatively impacted by the outbreak, showing either a decline or only a marginal growth. Our strong operating income growth was also attributable to reduced operating costs in the first quarter as a result of delays in our normal operational activities caused by COVID-19 related quarantine regulations.”

“Looking ahead to the rest of 2020, given the limited volume of available plasma inventory and the oversold IVIG in the first quarter, we expect the overall growth rate of IVIG sales will slow down in the remaining quarters of 2020. We will make proactive adjustments to our operational strategies in the face of lower anticipated demand for most of our products, as well as lower-than-expected plasma collection volume and intensified competition.”

Financial Outlook

The COVID-19 outbreak has impacted various aspects of CBPO’s operations, including plasma collection, production of certain products, and sales and marketing activities. The Company continues to actively evaluate the overall impact of the outbreak on its business and will provide financial guidance for the full year 2020 when it has better visibility.

Conference Call

The Company will host a conference call at 7:30 am Eastern Time on Thursday, May 21, 2020, which is 7:30 p.m. Beijing Time on May 21, 2020, to discuss its first quarter 2020 results and answer questions from investors. Listeners may access the call by dialing:

US:	1 888 346 8982
International:	1 412 902 4272
Hong Kong:	800 905 945
China:	400 120 1203

A telephone replay will be available one hour after the conclusion of the conference all through May 28, 2020. The dial-in details are:

US:	1 877 344 7529
International:	1 412 317 0088
Passcode:	10144151

A live and archived webcast of the conference call will be available through the Company’s investor relations website at http://chinabiologic.investorroom.com.

About China Biologic Products Holdings, Inc.

China Biologic Products Holdings, Inc. (NASDAQ: CBPO) is a leading fully integrated plasma-based biopharmaceutical company in China. The Company’s products are used as critical therapies during medical emergencies and for the prevention and treatment of life-threatening diseases and immune-deficiency related diseases. China Biologic is headquartered in Beijing and manufactures over 20 different dosage forms of plasma products through its indirect majority-owned subsidiary, Shandong Taibang Biological Products Co., Ltd. and its wholly owned subsidiary, Guizhou Taibang Biological Products Co., Ltd. The Company also has an equity investment in Xi’an Huitian Blood Products Co., Ltd. Since the acquisition of TianXinFu (Beijing) Medical Appliance Co., Ltd. in 2018, China Biologic is also engaged in the sale of medical devices, primarily regenerative medical biomaterial products. The Company sells its products to hospitals, distributors and other healthcare facilities in China. For additional information, please see the Company’s website www.chinabiologic.com.

Contact:

China Biologic Products Holdings, Inc.

Mr. Ming Yin

Senior Vice President

Email: ir@chinabiologic.com

The Foote Group

Mr. Philip Lisio

Phone: +86-135-0116-6560

Email: phil@thefootegroup.com

Non-GAAP Disclosure

This news release contains non-GAAP financial measures that exclude non-cash compensation expenses related to restricted shares and restricted share units granted to employees and directors under the Company’s Equity Incentive Plans and amortization of acquired intangible assets and land use rights. To supplement the Company’s unaudited consolidated financial statements presented on a GAAP basis, the Company has provided non-GAAP financial information excluding the impact of these items in this release. The Company’s management believes that its presentation of non-GAAP financial measures provides useful supplementary information to and facilitates additional analysis by investors. A reconciliation of the adjustments to GAAP results appears in the table accompanying the detailed financial statements and information available through the link in the notes of this news release. This additional non-GAAP information is not meant to be considered in isolation or as a substitute for GAAP financials. The non-GAAP financial information that the Company provides also may differ from the non-GAAP information provided by other companies.

In addition, as the Company evaluates certain key items of its financial results on a local currency basis (i.e., in RMB) in addition to the reporting currency (i.e., in USD), this news release contains local currency information that eliminates the impact of fluctuations in foreign currency exchange rates. The Company believes that, given its operations primarily based in China, providing local currency information on such key items enhances the understanding of its financial results and evaluation of performance in comparison to prior periods. Changes in local currency percentages are calculated by comparing financial results denominated in RMB from period to period.

Safe Harbor Statement

This news release may contain certain “forward-looking statements” relating to the business of China Biologic Products Holdings, Inc. and its subsidiaries. All statements, other than statements of historical fact included herein, are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “intend,” “believe,” “expect,” “are expected to,” “will,” or similar expressions, and involve known and unknown risks and uncertainties. Among other things, the management’s quotations and forecast of the Company’s financial performance in this news release contain forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect.

Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including, without limitation, quality of purchased source plasma, potential delay or failure to complete construction of new collection facilities, potential inability to pass government inspection and certification process for existing and new facilities, potential inability to achieve the designed collection capacities at the new collection facilities, potential inability to achieve the expected operating and financial performance, potential inability to find alternative sources of plasma, potential inability to increase production at permitted sites, potential inability to mitigate the financial consequences of a temporarily reduced raw plasma supply through cost cutting or other efficiencies, and potential additional regulatory restrictions on its operations and those additional risks and uncertainties discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.